UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Aileron Therapeutics, Inc.
(Name of issuer)

Common Stock, par value $0.001
(Title of class of securities)
00887A 20 4
(CUSIP number)
Muneer A. Satter
c/o Satter Management Co., L.P.
676 N. Michigan Avenue, Suite 4000, Chicago, IL 60611
(312) 448-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 31, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note: The Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on April 10, 2019, and as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to Schedule 13D filed with the SEC on April 11, 2019, June 9, 2020 and January 8, 2021, respectively (collectively the “Prior Filings”), is hereby amended by this Amendment No. 4 to Schedule 13D (“Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Prior Filings.

1	NAMES OF REPORTING PERSONS
Muneer A. Satter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,007,488 shares (see Item 5(a))

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
1,007,488 shares (see Item 5(a))

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,007,488 shares (see Item 5(a))

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9% (see Item 5(a))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 4. Purpose of Transaction.
Item 4 of the Prior Filings is amended by adding the following paragraphs:
On October 31, 2023, Aileron Therapeutics, Inc. (the “Issuer”) filed a Current Report on Form 8-K (the “Merger 8-K”) with the United States Securities and Exchange Commission, announcing the acquisition of Lung Therapeutics, Inc., a Texas corporation (the “Company”), by the Issuer pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) entered into by and among the Issuer, AT Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Issuer (“First Merger Sub”), AT Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Issuer (“Second Merger Sub”), and the Company. Pursuant to the Merger Agreement, First Merger Sub merged with and into the Company, pursuant to which the Company was the surviving entity and became a wholly owned subsidiary of the Issuer (the “First Merger”). Immediately following the First Merger, the Company merged with and into Second Merger Sub, pursuant to which Second Merger Sub was the surviving entity (the “Second Merger,” together with the First Merger, the “Merger”). The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes. As described in the Merger 8-K, at the closing of the Merger, the Issuer issued to the stockholders of the Company 344,566 shares of the common stock of the Issuer, par value $0.001 per share (the “Common Stock”), and 20,140 shares of newly designated Series X Preferred Stock (as described below). In addition, the Issuer assumed (i) all of the Company stock options immediately outstanding prior to the First Merger, each becoming an option for Common Stock subject to adjustment pursuant to the terms of the Merger Agreement, and (ii) all warrants exercisable for the Company common stock immediately outstanding prior to the First Merger, each becoming a warrant to purchase Common Stock, subject to adjustment pursuant to the terms of the Merger Agreement. Immediately following the closing of the Merger, the Issuer had 4,885,733 shares of Common Stock issued and outstanding.
In connection with execution of the Merger Agreement, Issuer and the Company entered into a Support Agreement (the “Support Agreement”) with the holders of shares of Common Stock beneficially owned by the Reporting Person (the “Beneficial Owners”), pursuant to which the Beneficial Owners agreed, among other things, to vote their shares of Common Stock in favor of (i) the approval of the conversion of the Series X Preferred Stock issued pursuant to the Merger Agreement and the Purchase Agreement (as described in the Merger Agreement) into shares of Common Stock in accordance with Nasdaq Listing Rule 5635(a) and (ii) if deemed necessary or appropriate by the Issuer or as otherwise required by law or contract, the approval of an amendment to the certificate of incorporation of the Issuer to authorize sufficient shares of Common Stock for the conversion of the Series X Preferred Stock issued pursuant to the Merger Agreement and the Purchase Agreement and/or to effectuate a reverse stock split at any stockholders’ meeting of the Issuer or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of the Issuer, in connection therewith. The Support Agreement also includes certain restrictions on the transfer of shares of Common Stock by the Beneficial Owners.
The preceding descriptions of the Merger and the Merger Agreement are qualified, in each case, by reference to the Merger 8-K and the exhibits thereto, including the Merger Agreement (and its exhibits) and the press release furnished therewith. The preceding summary of the Support Agreement is qualified by reference to the Support Agreement made an exhibit to this Amendment.
Item 5. Interest in Securities of the Issuer.
Item 5(a) of the Prior Filings is hereby deleted and replaced as follows:
(a)          Amount beneficially owned as of the date hereof:
Amount beneficially owned: The Reporting Person beneficially owns an aggregate of 1,007,488 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person include (a) 51,253 shares of Common Stock that are held by Muneer A. Satter Revocable Trust for which the Reporting Person serves as trustee and, in such capacity, has sole voting and dispositive power over all such shares; (b) 61,547 shares of Common Stock that are held by various other trusts and other entities for which the Reporting Person serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares; (c) 717,666 shares of Common Stock that are held by SMTP for which the Reporting Person has sole voting and dispositive power over all such shares, and (d) subject to the ownership limitation described below, Warrants to purchase 177,022 shares of Common Stock held by SMTP and exercisable within sixty days of the date hereof, for which the Reporting Person has sole voting and dispositive power over all such Warrants and the underlying shares of Common Stock.

Percent of class:
In the aggregate the Reporting Person beneficially owns 1,007,488 shares of Common Stock, which amount represents 19.9% of the total number of shares of Common Stock outstanding. SMTP holds Warrants to purchase 186,567 shares of Common Stock, but such Warrants may not be exercised to the extent that such exercise would result in SMTP and its affiliates beneficially owning more than 19.9% of the outstanding Common Stock or outstanding voting power of the Company. Accordingly, as of the date hereof, the Warrants may be exercised for only 177,022 shares of Common Stock.
All percentages calculated in this Schedule 13D are based on an aggregate of 5,062,755 shares of Common Stock outstanding, comprised of (i) 4,885,733 shares of Common Stock that the Company reported as outstanding as of October 31, 2013 in the Merger 8-K filed with the SEC on October 31, 2023, plus (ii) exercisable Warrants to purchase 177,022 shares of Common Stock held by SMTP.
Item 5(b) of the Prior Filings is amended by adding the following sentence:
This Item 5(b) incorporates by reference the information in Item 4 of this Amendment regarding Issuer and its rights under the Support Agreement in respect of shares of Common Stock beneficially owned by the Reporting Person.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Prior Filings is amended by adding the following sentence:
This Item 6 incorporates by reference the information in Item 4 of this Amendment regarding the Support Agreement.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Prior Filings is amended by adding the following exhibit:
Exhibit E: Support Agreement, dated as of October 31, 2023, by and among Aileron Therapeutics, Inc., Lung Therapeutics, Inc., and the holders of shares of Common Stock beneficially owned by the Reporting Person in the form set forth in Exhibit 2.1 to the Merger 8-K

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 3, 2023
/s/ Muneer A. Satter
Muneer A. Satter

EXHIBIT INDEX

Exhibit A:	Securities Purchase Agreement, dated March 28, 2019, by and among the Company and the persons party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 1, 2019)
Exhibit B:	Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 1, 2019)
Exhibit C:	Registration Rights Agreement, dated March 28, 2019, by and among the Company and the persons party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on April 1, 2019)
Exhibit D:	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 7, 2021)
Exhibit E:	Support Agreement, dated as of October 31, 2023, by and among Aileron Therapeutics, Inc., Lung Therapeutics, Inc., and the holders of shares of Common Stock beneficially owned by the Reporting Person in the form set forth in Exhibit 2.1 to the Merger 8-K